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SEC FILE NUMBER
8-68928

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: i(x) Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

216 East 45th Street, Suite 1302
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven C Bender	646.290.7248	sbender@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith, LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

March 4, 2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Matthew Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of i(x) Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

MAUREEN DUNCAN
Notary Public, State of Indiana
Resident of Marion County, IN
My Commission Expires: October 16, 2026
Commission Number 0716350
SEAL

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
I(X) Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I(X) Securities, LLC (the "Company") as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of I(X) Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and related negative operating cash flows that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as I(X) Securities, LLC's auditor since 2020.

Hauppauge, New York
March 1, 2023

Nawrocki Smith LLP

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022

ASSETS		
Cash	$	169,773
Accounts receivable		461,366
Prepaid expenses and other assets		26,747
Security Deposits		2,000
TOTAL ASSETS	$	659,886
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	175,056
Related party payable		15,618
Total Liabilities		190,674
Member's Equity		469,212
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	659,886

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
Investment banking income	$	580,979
Advisory services and other income		850
Total Revenues		581,829
Operating Expenses		
Commissions		434,915
Salaries and bonus		310,140
Professional fees		145,171
Occupancy		30,000
Regulatory expenses		30,462
Insurance expenses		80,307
Other expenses		35,186
Total Operating Expenses		1,066,181
Net loss	$	(484,352)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Member's Equity
Balance - January 1, 2022	$ 578,564
Member contributions	375,000
Net loss	(484,352)
Balance - December 31, 2022	$ 469,212

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(484,352)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses and other assets		(1,984)
Increase in accounts receivable		(123,639)
Decrease in accounts payable and accrued expenses		(40,012)
Increase in related party payable		10,412
Net cash used by operating activities		(639,575)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash capital contributions		375,000
Net Cash provided by financing activities		375,000
NET DECREASE IN CASH		(264,575)
CASH:		
Cash - January 1, 2022		434,348
Cash - December 31, 2022	$	169,773

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

I(X) Securities, LLC (the "LLC") was incorporated in October 6, 2012 in the State of Virginia. The LLC is registered with the U.S. Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). On May 24, 2019, the LLC was acquired by I(X) Securities Holdings, LLC and was renamed from Novahill Partners, LLC to I(X) Securities, LLC. The LLC submitted a Continuing Membership Application to FINRA for a 100% change in ownership, which was approved on May 16, 2019. In November 2020, I(X) Securities Holdings, LLC changed its name to I(X) Financial Services, LLC. The LLC's primary business activities are private placement of securities and mergers and acquisitions advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of funds maintained in a checking account held at financial institutions.

Revenue Recognition

Revenue is recognized at the completion of a project with the closing of the deal. Retainer revenue is recognized upon billing of the client. The company accounts for revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. The LLC typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger or acquisition is successfully completed. This success fee is typically based upon a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the LLC recognizes retainer fees in the period earned, with separate revenue recognition once each transaction is finalized.

The LLC's investment banking income is comprised of private placement fees, which are earned only when capital is raised and closings are effected, in accordance with the terms of the contracts with clients.

The LLC earns investment banking fees for achieving various fundraising objectives. Revenue for investment banking is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized based upon a percentage of funds raised and/or a flat fee and may include a retainer, or partial payment, to commence services. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member reports their distributive share of the LLC's income or loss and credits on the member's individual tax return.

Uncertain Tax Positions

The LLC has adopted the provisions of FASB ASC Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position").* This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2022, and does not expect any material adjustments to be made.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842"), which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standards had on the LLC's financial statements using a modified retrospective transition approach. As of December 31, 2022, the LLC does not maintain any leases in excess of a one year term. As such, the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation. There will be no impact to the LLC's net capital.

NOTE 4 – NET CAPITAL REQUIREMENTS:

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 8 to1 in the first year of operations. At December 31, 2022, the LLC had net capital of $108,124 which was $89,057 in excess of its required net capital of $12,712. The LLC's ratio of aggregate indebtedness to net capital was 176.35%.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balancesand the respective strength of the financial institution. The LLC has not incurred any losses on this account.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLCbelieves that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owedor payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – RELATED PARTY TRANSACTIONS:

Pursuant to an expense sharing agreement (the "ESA") dated July 1, 2022, the Parent provides certain support services for the Company, including employee services. For the year ended December 31, 2022 fees charged by the Parent totaled $15,618. These expenses have been reflected in the Statement of Operations in the appropriate categories. At December 31, 2022 there was a total of $15,618 payable to the Parent under the ESA.

NOTE 8 – GOING CONCERN:

The Company has operated with recurring losses and related negative operating cash flows. The Parent has determined that it will not indefinitely provide adequate capitalization and liquidity for the Company's business operations. Therefore the Parent has determined to either find a purchaser for the Company or withdraw its registration as a registered broker/dealer. It is expected that this sale or termination will be consummated by no later than the end of the second quarter of 2023.

NOTE 9 – SUBSEQUENT EVENTS:

The Company has evaluated events and transactions that occurred after December 31, 2022 through March 1, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statement. The LLC is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

I(X) SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:		
Member's equity		$ 469,212
Less non-allowable assets and deductions:		
Accounts receivable in excess of related payable	$ 332,341	
Prepaid expenses and other non-allowables	28,747	
		361,088
Net capital before haircuts on securities positions		108,124
NET CAPITAL		$ 108,124
AGGREGATE INDEBTEDNESS		$ 190,674
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 12,712
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 12,712
EXCESS NET CAPITAL ($108,124 - $12,712)		$ 95,412
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 190,674	
	$ 108,124	176.35%

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as amended February 8, 2023

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
I(X) Securities, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) I(X) Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities as an Agent on a Best Efforts basis only. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 1, 2023

Nawrocki Smith LLP

I(X) SECURITIES, LLC

DECEMBER 31, 2022

i(x) Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

i(x) Securities, LLC

I,_Matthew Reynolds, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________

Title: President

Date: March 1, 2023

216 East 45th St, 13th Fl
New York, NY 10017